Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

Tel: (215) 988-1146

Fax: (215) 988-2757

December 20, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kenneth Ellington

Re:	The Commerce Funds (the “Registrant”); Registration Nos. 33-80966 and 811-8598

Dear Mr. Ellington:

This letter is in response to the comments you provided to me on the Registrant’s annual report for the fiscal year ended October 31, 2015 (the “Annual Report”). I have summarized the staff’s comments and the Registrant’s responses below.

1.	Comment: The mountain chart in each Fund’s “Performance Summary” provides for the performance of a $1,000 investment. On a going forward basis, please provide for the performance of a $10,000 investment.

Response: Registrant’s future annual reports will reflect this change.

2.	Comment: The Growth, Value, MidCap Growth and Short-Term Government Funds’ accrued expenses account for more than 15% of total liabilities (26%, 19%, 37% and 19%, respectively). Pursuant to Regulation S-X 6-04.10, please confirm whether there are any material liabilities included within accrued expenses that should be broken out separately on the balance sheet.

Response: The Registrant confirms that, after review, there are no material liabilities within the accrued expense line item on the 2015 balance sheet for the Funds that should be broken out separately, and any future material liabilities will be shown separately.

If you have any questions, please do not hesitate to call me at (215) 988-1146.

Sincerely,

/s/Diana E. McCarthy

Diana E. McCarthy